UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                  I-Link Incorporated (formerly Medcross, Inc.)
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.007 par value
                          -----------------------------
                         (Title of Class of Securities)

                                  449927-10-2
                                --------------
                                (CUSIP Number)

                               Ralph W. Hardy, Jr.
                              Winter Harbor, L.L.C.
                              11400 Skipwith Lane,
                             Potomac, Maryland 20854
                                 (301) 983-2424
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 15, 1999
               -----------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.         449927-10-2                 13D              Page 2 of 9 Pages
                                                                    -    -
--------------------------------------------------------------------------------


-------------------- -----------------------------------------------------------
1                    NAME OF REPORTING PERSON            Winter Harbor, L.L.C.
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) _____
                                                                       (b)   x
                                                                            ---
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3                    SEC USE ONLY

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4                    SOURCE OF FUNDS*
                                                                          AF

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)_____

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                          Delaware

-------------------- -----------------------------------------------------------
---------------------------- -------- ------------------------------------------
         Number of           7        SOLE VOTING POWER
          Shares                                   52,340,384
       Beneficially
         Owned by
           Each
         Reporting
        Person With

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             8        SHARED VOTING POWER


---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                                    52,340,384

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER
---------------------------- -------- ------------------------------------------
-------------------- -----------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             52,340,384

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                 _____
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       68.4%
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON*                   OO

-------------------- -----------------------------------------------------------
                                      -2-

--------------------------------------------------------------------------------
CUSIP No.         449927-10-2                 13D              Page 3 of 9 Pages
                                                                    -    -
--------------------------------------------------------------------------------


-------------------- -----------------------------------------------------------
1                    NAME OF REPORTING PERSON            First Media, L.P.
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) _____
                                                                       (b)   x
                                                                            ---
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3                    SEC USE ONLY

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4                    SOURCE OF FUNDS*
                                                                          WC

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)_____

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware

-------------------- -----------------------------------------------------------
---------------------------- -------- ------------------------------------------
         Number of           7        SOLE VOTING POWER
          Shares                                    52,340,384
       Beneficially
         Owned by
           Each
         Reporting
        Person With

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             8        SHARED VOTING POWER


---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                                    52,340,384

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER
---------------------------- -------- ------------------------------------------
-------------------- -----------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             52,340,384

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                 _____
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          68.4%
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON*                   PN

-------------------- -----------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.         449927-10-2                 13D              Page 4 of 9 Pages
                                                                    -    -
--------------------------------------------------------------------------------


-------------------- -----------------------------------------------------------
1                    NAME OF REPORTING PERSON            First Media Corporation
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) _____
                                                                       (b)   x
                                                                            ---
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3                    SEC USE ONLY

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4                    SOURCE OF FUNDS*
                                                                          OO

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)_____

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                       Delaware

-------------------- -----------------------------------------------------------
---------------------------- -------- ------------------------------------------
         Number of           7        SOLE VOTING POWER
          Shares                                    52,340,384
       Beneficially
         Owned by
           Each
         Reporting
        Person With

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             8        SHARED VOTING POWER


---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                                    52,340,384

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER
---------------------------- -------- ------------------------------------------
-------------------- -----------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSO

                                             52,340,384

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                 _____
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           68.4%
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON*                   CO

-------------------- -----------------------------------------------------------

Item 1.  Security and Issuer

                  This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.007 par value (the "Common Stock") of I-Link Incorporated (formerly Medcross, Inc.), a Florida corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of December 31, 1999, and amends and supplements the Schedule 13D dated April 14, 1998 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration

                  Amounts   loaned  to  the  Issuer   were   funded  by  capital
contributions from First Media, L.P. to Winter Harbor. Winter Harbor also received capital contributions from First Media, L.P. for the purchase of Series N Convertible Preferred Stock (the "Series N Preferred Stock") pursuant to the Series N Rights Offering (the "Rights Offering").

Item 4.  Purpose of the Transaction

                  During the first and second quarters of 1998 the Issuer obtained an aggregate of $7,768,000 (the "Outstanding Debt") in interim debt financing from Winter Harbor, L.L.C., a Delaware limited liability company ("Winter Harbor"). As consideration for Winter Harbor's commitment to extend the Outstanding Debt, the Issuer agreed to issue 6,740,000 warrants (Series D-J) to purchase the Issuer's Common Stock at exercise prices ranging from $5.50 to $7.22 (such exercise prices subject to downward adjustment based on, among other things, the price of Common Stock issued upon the conversion of Series F Preferred Stock; as of December 31, 1999, the effective exercise price of such warrants (which exercise price shall not be increased) was approximately $2.03). The Series D-J warrants may be exercised at any time on or prior to October 15, 2005. The Issuer also agreed to extend the exercise period on all other warrants previously issued to Winter Harbor to October 15, 2005. The Outstanding Debt is payable upon demand and is collateralized by essentially all of the assets of the Issuer and its subsidiaries. On April 15, 1999, however, Winter Harbor agreed that it would not demand payment on the Outstanding Debt prior to April 15, 2000. As partial consideration therefor, Winter Harbor has the right to elect at any time until the loan is repaid to convert the unpaid balance of Outstanding Debt into additional shares of the Issuer's Series M Convertible Preferred Stock (the "Series M Preferred Stock") using an assumed stated value of $2,500 per share of Series M Preferred Stock instead of $2,750 (representing a 10% premium on convertibility). Upon any such conversion, the Issuer shall be obligated to issue Winter Harbor an additional 5,000,000 warrants to purchase Common Stock of the Issuer at an exercise price equal to the exercise price of the aforementioned Series D-J warrants.

                  In order to provide funds towards working capital needs, the Issuer entered into two additional financing arrangements with Winter Harbor. The first such arrangement (the "First Arrangement") provided for short-term borrowings of up to $8,000,000 and a $3,000,000 standby letter of credit to guarantee payment on a new $3,000,000 equipment lease. (In the event that the Issuer defaults on the letter of credit, the Issuer will be indebted to Winter Harbor for any amounts Winter Harbor is obligated to pay thereunder). The $8,000,000 short-term borrowings were originally due October 31, 1999. Under the second such arrangement, finalized on April 15, 1999 (the "Second Arrangement"), Winter Harbor agreed to loan to the Issuer up to an additional $4,000,000 under a note due September 30, 1999. In connection with the First Arrangement, the Issuer became obligated to issue, and did issue, to Winter Harbor 11,000,000 additional warrants (Series K) to acquire Common Stock of the Issuer. Such additional warrants were granted on substantially the same terms and conditions as the Series D-J warrants; that is, the Series K warrants may be exercised at anytime on or prior to October 15, 2005 for an exercise price based on, among other things, the price of Common Stock issued upon the conversion of Series F Preferred Stock; as of December 31, 1999, the effective exercise price (which exercise price shall not be increased) of each of such warrant was approximately $2.03.

                  Pursuant to the terms of the First Arrangement and the Second Arrangement, the Issuer was obligated to offer up to 20,000 shares of Series N Preferred Stock as part of a rights offering which was open to the Issuer's common and preferred stockholders. Each share of Series N Preferred Stock could be purchased for $1,000. On July 23, 1999, the Issuer completed its offering of 20,000 shares of Series N Preferred Stock. The Issuer exercised its rights to exchange the above mentioned $8,000,000 and $4,000,000 loans, plus accrued interest, for shares of Series N Preferred Stock.
In total the Issuer (i) exchanged $12,718,915 in Winter Harbor debt and accrued interest and (ii) Winter Harbor made an additional cash investment of approximately $1,685,000 for a total of 14,404 shares of Series N Preferred Stock.

                  The Series N conversion price was initially set at $2.78, but may be reset to the lowest of: (1) 110% of the average trading price for any 20 day period following the date that Series N Preferred Stock is first issued; (2) the price at which any new Common Stock or Common Stock equivalent is issued;
(3) the price at which Common Stock is issued upon the exercise or conversion of any new options, warrants, preferred stock or other convertible security; and
(4) the conversion price of any Series F Preferred Stock converted after the date that Series N Preferred Stock is first issued. The conversion price is subject to a floor of $1.25 (as of December 31, 1999, the effective conversion price of the Series N Preferred Stock was approximately $2.24 and thus each share of Series N Preferred Stock was convertible into approximately 446 shares of the Issuer's Common Stock).

                  Winter Harbor acquired the Preferred Stock and warrants for investment purposes. The Reporting Persons have no present plans, agreements, understandings or other arrangements to sell, assign or otherwise dispose of all or any part of the Series N Preferred Stock, Series M Preferred Stock or warrants owned of record, or any shares of the Common Stock underlying the Series N Preferred Stock, Series M Preferred Stock and the warrants, except as described herein. The Reporting Persons intend to continuously review its investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities it beneficially owns, or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to: the Issuer's business and prospects; other developments concerning the Issuer and the Internet industry generally; other business opportunities available to the Winter Harbor; other developments with respect to the businesses of the Reporting Persons; and general economic conditions and money and stock market conditions, including the market price of the Issuer's Common Stock.

Item 5.  Interest in Securities of the Issuer

                  (a)-(b) Winter Harbor owns 4,400 shares of Series M Preferred Stock and 1,404 shares of Series N Preferred Stock. As of December 31, 1999, such Series M Preferred Stock (with accrued dividends) together with the Series N Preferred Stock could be converted into approximately 13,869,159 shares of the Issuer's Common Stock. Winter Harbor also holds warrants to acquire approximately 28,540,000 additional shares of Common Stock. Additionally, if the Outstanding Debt is converted into Series M Preferred Stock and the Series M Preferred Stock is then converted into Common Stock (together with the 5,000,000 warrants exercisable into Common Stock that are issuable upon the conversion of the Outstanding Debt), then as of December 31, 1999, Winter Harbor would have the right to receive approximately 9,931,225 additional shares of the Issuer's Common Stock. Winter Harbor has been informed by the Issuer that as of December 31, 1999, the Issuer had approximately 24,150,950 shares of Common Stock issued and outstanding and that on a fully diluted basis, approximately 68,364,220 additional shares of the Issuer's Common Stock were issuable; therefor, giving effect to the conversion of all Outstanding Debt by Winter Harbor, the accrual of all outstanding dividends on the Series M Preferred Stock and the cash exercise of all of Winter Harbor's outstanding warrants and warrants issuable upon the conversion of Outstanding Debt, Winter Harbor holds approximately 68.4% of the Issuer's Common Stock on a fully diluted basis (56.5% if all other outstanding warrants, options and preferred stock held by parties other than Winter Harbor were contemporaneously converted into Common Stock).

                  (c) Except as described in this filing, Winter Harbor has not effected any transaction in the Series N Preferred Stock, Series M Preferred Stock or Common Stock of the Issuer during the past sixty days.

                  (d) None.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Pursuant to an Agreement dated April 14, 1998, as amended and continued pursuant to an additional Agreement dated January 15, 1999 (collectively, the "Agreement"), Winter Harbor agreed not to immediately demand the Outstanding Debt. In consideration therefor, Winter Harbor was granted the right to elect at any time until the Outstanding Debt is repaid to convert the unpaid balance of the Outstanding Debt into additional shares of the Issuer's Series M Preferred Stock using an assumed stated value of $2,500 per share of Series M Preferred Stock instead of $2,750 (representing a 10% premium on convertibility). Upon any such conversion, the Issuer shall be obligated to issue to Winter Harbor an additional 5,000,000 warrants to purchase Common Stock of the Issuer at an exercise price equal to the exercise price of the other warrants held by Winter Harbor.

                  The Outstanding Debt is secured pursuant to a Security Agreement dated as of April 14, 1998, as amended by the First Amendment thereto on January 15, 1999 (the "Security Agreement") which collateralizes essentially all of the assets of the Issuer and its subsidiaries. Furthermore, the Outstanding Debt is also secured pursuant to a Pledge Agreement dated as of April 14, 1998, as amended by the First Amendment thereto on January 15, 1999 (the "Pledge Agreement") with the Issuer whereby the Issuer has pledged to Winter Harbor the ownership interests of its subsidiaries. The subsidiaries of the Issuer have also entered into a Guaranty whereby the subsidiaries of the Issuer guaranty the Outstanding Debt of the Issuer.

                  On January 15, 1999, the Issuer and Winter Harbor entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement provides that, among other things, Winter Harbor may request the Issuer to effect registration or qualification with respect to all or part of the Registrable Securities (as defined in the Registration Rights Agreement, which definition includes, but is not limited to, all shares of the Series M Preferred Stock and all shares of Common Stock issued or issuable upon the exercise of the warrants or the conversion of the Series M Preferred Stock as held by Winter Harbor).

                  The Issuer has granted certain warrants (Series D-J) in respect to the transactions referenced herein. The warrants have substantially the same terms and conditions and may be exercised at anytime on or prior to October 15, 2005 for an exercise price based on, among other things, the price of Common Stock issued upon the conversion of Series F Preferred Stock; as of December 31, 1999, the effective exercise price (which exercise price shall not be increased) of each of such warrant was approximately $2.03. Each of the warrants have provisions for cashless exercise and any Common Stock acquired upon the exercise of the warrants shall have registration rights pursuant to the Registration Rights Agreement.

                  In connection with the Agreement,  the Issuer became obligated to issue, and did issue, to Winter Harbor 11,000,000 additional warrants (the Series K warrants) to acquire Common Stock of the Issuer. Such additional warrants were granted on substantially the same terms and conditions as the Series D-J warrants; that is, the Series K warrants may be exercised at anytime on or prior to October 15, 2005 for an exercise price based on, among other things, the price of Common Stock issued upon the conversion of Series F Preferred Stock; as of December 31, 1999, the effective exercise price (which exercise price shall not be increased) of each of such warrants was approximately $2.03.

                  The summary descriptions of certain provisions of the Agreement, the Security Agreement, the Registration Rights Agreement, the Pledge Agreement, the Guaranty, and the warrants contained in this report do not purport to be complete and are qualified in their entirety by reference to the text of such documents, certain of which have been incorporated by reference as Exhibits to this report.

Item 7.  Material to be Filed as Exhibits

4.1 Agreement dated as of April 14, 1998, by and between the Issuer and Winter Harbor, L.L.C. (Incorporated by reference to form 10QSB, dated August 14, 1998, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.2 Pledge Agreement dated April 14, 1998, by and between the Company and Winter Harbor. (Incorporated by reference to form 10QSB, dated August 14, 1998, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.3 Security Agreement dated April 14, 1998, by and among certain of the Company's subsidiaries and Winter Harbor. (Incorporated by reference to form 10Q, dated August 14, 1998, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.4 Amended and Restated Registration Rights Agreement dated as of January 15, 1999 by and between the Company and Winter Harbor, amending Registration Rights Agreement dated October 10, 1997. (Incorporated by reference to form 10Q, dated August 14, 1998, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.5 Loan Agreement dated as of January 15, 1999 by and between the Company and Winter Harbor. (Incorporated by reference to form 8-K, dated March 23, 1999, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.6 First Amendment to Loan Agreement dated March 4, 1999 by and between the Company and Winter Harbor. (Incorporated by reference to form 8-K, dated March 23, 1999, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.7 Promissory Note dated November 10, 1998, in principal amount of $8,000,000 executed the by Company in favor of Winter Harbor. (Incorporated by reference to form 8-K, dated March 23, 1999, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.8 Subsidiary Guaranty dated as of January 15, 1999 executed by five of the Company's wholly-owned subsidiaries in favor of Winter Harbor. (Incorporated by reference to form 8-K, dated March 23, 1999, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.9 Agreement dated as of January 15, 1999 by and between the Company and Winter Harbor. (Incorporated by reference to form 8-K, dated March 23, 1999, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.10 First Amendment to Security Agreement dated as of January 15, 1999, by and among the Company, five of its wholly-owned subsidiaries and Winter Harbor, amending Security Agreement dated April 14, 1997. (Incorporated by reference to form 8-K, dated March 23, 1999, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.11 First Amendment to Pledge Agreement dated as of January 15, 1999, by and among the Company and Winter Harbor, amending Pledge Agreement dated April 14, 1997. (Incorporated by reference to form 8-K, dated March 23, 1999, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.12 Series D, E, F, G, H, I and J Warrant Agreement dated as of January 15, 1999 by and between the Company and Winter Harbor, and related forms of warrant certificates. (Incorporated by reference to form 8-K, dated March 23, 1999, file no. 0-17973, as filed with the Securities and Exchange Commission.)

4.13 Series K Warrant Agreement dated as of January 15, 1999 by and between the Company and Winter Harbor and form of Series K Warrant. (Incorporated by reference to form 8-K, dated March 23, 1999, file no. 0-17973, as filed with the Securities and Exchange Commission.)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      WINTER HARBOR, L.L.C.

                      By:     First Media, L.P., its Manager / Member

                      By:     First Media Corporation, its sole General Partner

January 28, 2000                         /s/Ralph W. Hardy, Jr.
___________________             By:      -----------------------------------
             Date                        Ralph W. Hardy, Jr.
                                         Secretary




                      FIRST MEDIA, L.P.

                      By:     First Media Corporation, its sole General Partner

January 28, 2000                         /s/Ralph W. Hardy, Jr.
__________________              By:      ------------------------------------
           Date                          Ralph W. Hardy, Jr.
                                         Secretary



                              First Media Corporation

January 28, 2000                         /s/Ralph W. Hardy, Jr.
__________________              By:      ---------------------------------
           Date                          Ralph W. Hardy, Jr.
                                         Secretary

                                      -10-